FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of August 2005
                                  02 August 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 02 August 2005



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Sky Broadcasting Group plc


2. Name of shareholder having a major interest

Please see schedule 1 attached


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders named in 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see schedule 2 attached


5. Number of shares / amount of stock acquired

Unknown


6. Percentage of issued class

Unknown


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class

-


9. Class of security

Ordinary Shares of 50p each


10. Date of transaction

Unknown


11. Date company informed

2 August 2005


12. Total holding following this notification

77,388,712


13. Total percentage holding of issued class following this notification

4.15%


14. Any additional information

-


15. Name of contact and telephone number for queries

David Gormley 020 7705 3000


16. Name and signature of authorised company official responsible for making this notification

David Gormley


Date of notification 2 August 2005



                                  SCHEDULE 1

Legal Entity                                     Holding       Percentage Held

Barclays Global Investors Ltd                    37,307,333             1.9989
Barclays Bank Trust Company Ltd                       2,974             0.0002
Barclays Private Bank and Trust Ltd                 191,209             0.0102
Barclays Life Assurance Co Ltd                    2,738,854             0.1467
Barclays Global Investors Japan Ltd               2,227,275             0.1193
Barclays Private Bank and Trust Ltd                   6,600             0.0004
Barclays Global Investors Australia Ltd             972,972             0.0521
Gerrard Ltd                                       5,539,432             0.2968
Barclays Bank PLC                                       116             0.0001
Barclays Private Bank Ltd                           873,368             0.0468
Barclays Global Fund Advisors                     2,902,603             0.1555
Barclays Global Investors, N.A.                  22,955,952             1.2299
Barclays Private Bank and Trust Ltd                   1,875             0.0001
Barclays Global Investors Japan Trust & Banking   1,668,149             0.0894

Group Holding                                    77,388,712             4.1464



                                  SCHEDULE 2

Registered Holder                                 Account Designation   Holding

BARCLAYS CAPITAL SECURITIES LT                                              116
BARCLAYS TRUST CO AS EXEC/ADM                                             1,977
Barclays Trust Co E99                                                       435
Barclays Trust Co R69                                                       562
BNP PARIBAS                                                             227,823
CHASE NOMINEES LTD                                           16376      781,203
CHASE NOMINEES LTD                                           20947   20,163,222
CHASE NOMINEES LTD                                           21359      631,933
CIBC MELLON GLOBAL SECURITIES                                           133,986
Clydesdale Nominees HGB0125                                  30251        6,600
Clydesdale Nominees HGB0125                                 323364        1,791
Clydesdale Nominees HGB0125                                 323372        4,593
Clydesdale Nominees HGB0125                                 323496        2,830
Clydesdale Nominees HGB0125                                 324018          773
Clydesdale Nominees HGB0125                                 324085        1,300
Clydesdale Nominees HGB0125                                 324492        9,304
Clydesdale Nominees HGB0125                                 593965        1,065
Clydesdale Nominees HGB0125                                 594198          705
Clydesdale Nominees HGB0125                                 594465        1,309
Clydesdale Nominees HGB0125                                 595534        1,921
Clydesdale Nominees HGB0125                                 595712          830
Clydesdale Nominees HGB0125                                 595801        1,493
Clydesdale Nominees HGB0125                                 596123        1,356
Clydesdale Nominees HGB0125                                 597103          766
Clydesdale Nominees HGB0125                                 597324        2,467
Clydesdale Nominees HGB0125                                 597375        2,450
Clydesdale Nominees HGB0125                                 597383        3,151
Clydesdale Nominees HGB0125                                 597448        1,483
Clydesdale Nominees HGB0125                                 645442        2,215
Clydesdale Nominees HGB0125                                 651361          854
Clydesdale Nominees HGB0125                                 668604          745
Clydesdale Nominees HGB0125                                 678693        1,060
Clydesdale Nominees HGB0125                                 679401       11,363
Clydesdale Nominees HGB0125                                 686408        3,170
Clydesdale Nominees HGB0125                                 691088        1,312
Clydesdale Nominees HGB0125                                 692386        3,732
Clydesdale Nominees HGB0125                                 693030        2,379
Clydesdale Nominees HGB0125                                 693404        1,134
Clydesdale Nominees HGB0125                                 693480          873
Clydesdale Nominees HGB0125                                 693900        1,712
Clydesdale Nominees HGB0125                                 694028          765
Clydesdale Nominees HGB0125                                 694222        1,068
Clydesdale Nominees HGB0125                                 697329        7,501
Clydesdale Nominees HGB0125                                 697388          845
Clydesdale Nominees HGB0125                                 697663        5,100
Clydesdale Nominees HGB0125                                 697701          657
Clydesdale Nominees HGB0125                                 702950          862
Clydesdale Nominees HGB0125                                 703140          828
Clydesdale Nominees HGB0125                                 703353        1,710
Clydesdale Nominees HGB0125                                 703396        1,096
Clydesdale Nominees HGB0125                                 703876          762
Clydesdale Nominees HGB0125                                 703884        1,121
Clydesdale Nominees HGB0125                                 703914          666
Clydesdale Nominees HGB0125                                 807507        4,909
Clydesdale Nominees HGB0125                                 807663        1,086
Clydesdale Nominees HGB0125                                 830118        1,310
Clydesdale Nominees HGB0125                                 866805        1,042
Clydesdale Nominees HGB0125                                 886083          971
Clydesdale Nominees HGB0125                                 887365        1,090
Clydesdale Nominees HGB0125                                1001030        2,600
Clydesdale Nominees HGB0125                                1200114        4,780
Clydesdale Nominees HGB0125                                3000000        1,054
Clydesdale Nominees HGB0125                                3100012          832
Clydesdale Nominees HGB0125                                3100071        2,220
Clydesdale Nominees HGB0125                                3100241          754
Clydesdale Nominees HGB0125                                3100420        1,347
Clydesdale Nominees HGB0125                                3100926        2,961
Clydesdale Nominees HGB0125                                3101280        1,426
Clydesdale Nominees HGB0125                                3101868          920
Clydesdale Nominees HGB0125                                3102058          810
Clydesdale Nominees HGB0125                                3102317          892
Clydesdale Nominees HGB0125                                3102465       11,000
Clydesdale Nominees HGB0125                                3102546        1,741
Clydesdale Nominees HGB0125                                3102554        7,945
Clydesdale Nominees HGB0125                                3102660          752
Clydesdale Nominees HGB0125                                3103119        1,202
Clydesdale Nominees HGB0125                                3105898          628
Clydesdale Nominees HGB0125                                3105901          789
Clydesdale Nominees HGB0125                                7000093        1,196
Clydesdale Nominees HGB0125                                7000662        1,087
Clydesdale Nominees HGB0125                                7000697        7,270
Clydesdale Nominees HGB0125                                7000832          780
Clydesdale Nominees HGB0125                                7001065          963
Clydesdale Nominees HGB0225                                 222649          788
Clydesdale Nominees HGB0225                                 484015        1,911
Clydesdale Nominees HGB0225                                 595798        1,565
Clydesdale Nominees HGB0225                                 597278        7,575
Clydesdale Nominees HGB0225                                 673551          580
Clydesdale Nominees HGB0225                                 701601        1,993
Clydesdale Nominees HGB0225                                 703833        4,411
Clydesdale Nominees HGB0225                                 870934        3,893
Clydesdale Nominees HGB0325                                 703094          877
Clydesdale Nominees HGB0325                                 870934        1,282
Clydesdale Nominees HGB1025                                 837619        6,860
Gerrard Nominees Limited                                    ER1          94,790
Greig Middleton Nominees Limit                              GM1         278,390
Greig Middleton Nominees Ltd                                GM3          97,390
INVESTORS BANK AND TRUST CO.                                          2,373,433
INVESTORS BANK AND TRUST CO.                                             35,171
INVESTORS BANK AND TRUST CO.                                            234,545
INVESTORS BANK AND TRUST CO.                                             18,304
INVESTORS BANK AND TRUST CO.                                            241,150
INVESTORS BANK AND TRUST CO.                                          2,402,698
INVESTORS BANK AND TRUST CO.                                             45,092
INVESTORS BANK AND TRUST CO.                                             85,065
INVESTORS BANK AND TRUST CO.                                             12,797
INVESTORS BANK AND TRUST CO.                                          6,213,762
INVESTORS BANK AND TRUST CO.                                          1,148,197
INVESTORS BANK AND TRUST CO.                                          1,056,184
INVESTORS BANK AND TRUST CO.                                            280,674
INVESTORS BANK AND TRUST CO.                                          1,429,236
INVESTORS BANK AND TRUST CO.                                             66,640
INVESTORS BANK AND TRUST CO.                                          6,749,794
JP MORGAN (BGI CUSTODY)                                      16331      433,666
JP MORGAN (BGI CUSTODY)                                      16338       84,496
JP MORGAN (BGI CUSTODY)                                      16341      780,607
JP MORGAN (BGI CUSTODY)                                      16341      630,542
JP MORGAN (BGI CUSTODY)                                      16342      171,108
JP MORGAN (BGI CUSTODY)                                      16344      229,090
JP MORGAN (BGI CUSTODY)                                      16345      385,683
JP MORGAN (BGI CUSTODY)                                      16400   14,695,745
JP MORGAN (BGI CUSTODY)                                      17011       23,662
JP MORGAN (BGI CUSTODY)                                      18409    1,035,230
JPMORGAN CHASE BANK                                                     211,755
JPMORGAN CHASE BANK                                                     761,217
JPMorgan Chase Bank                                                     511,459
JPMorgan Chase Bank                                                     340,193
JPMorgan Chase Bank                                                      12,593
JPMorgan Chase Bank                                                     232,566
JPMorgan Chase Bank                                                      94,198
JPMorgan Chase Bank                                                     552,290
JPMorgan Chase Bank                                                       1,036
JPMorgan Chase Bank                                                      79,710
JPMorgan Chase Bank                                                     114,918
JPMorgan Chase Bank                                                      59,588
JPMORGAN CHASE BANK                                                      37,779
JPMorgan Chase Bank                                                      74,989
JPMorgan Chase Bank                                                     243,188
JPMorgan Chase Bank                                                     172,620
JPMorgan Chase Bank                                                      49,793
JPMorgan Chase Bank                                                     649,354
JPMorgan Chase Bank                                                     163,390
JPMorgan Chase Bank                                                      12,035
JPMorgan Chase Bank                                                      10,726
JPMorgan Chase Bank                                                     130,801
JPMorgan Chase Bank                                                      11,602
JPMorgan Chase Bank                                                     113,690
JPMorgan Chase Bank                                                      35,961
Master Trust Bank                                                       104,076
Mellon Trust - Boston & SF                                              335,411
Mellon Trust - Boston & SF                                              167,947
MELLON TRUST OF NEW ENGLAND                                             424,539
Mitsubishi Trust International                                            8,737
Mitsubishi Trust International                                           63,925
NORTHERN TRUST BANK - BGI SEPA                                          463,267
NORTHERN TRUST BANK - BGI SEPA                                          504,036
NORTHERN TRUST BANK - BGI SEPA                                          113,358
R C Greig Nominees Limited                                   RC1      2,852,128
R C Greig Nominees Limited a/c                               AK1      1,155,868
R C Greig Nominees Limited a/c                               BL1        279,481
R C Greig Nominees Limited a/c                               CM1        176,074
R C Greig Nominees Limited GP1                               GP1        327,644
R C Greig Nominees Limited SA1                               SA1        277,667
Reflex Nominees Limited                                                   1,400
Reflex Nominees Limited                                                     475
State Street                                                             20,893
STATE STREET BOSTON                                                     799,769
STATE STREET BOSTON                                                     105,636
STATE STREET TRUST OF CANADA -                                          152,262
Sumitomo TB                                                              31,093
ZEBAN NOMINEES LIMITED                                                  873,368

                                                             Total   77,388,712



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 02 August 2005                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary